Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement on Related Party Transaction

Subscription of Non-Publicly Issued Shares of

Sino-Ocean Land Holdings Limited

Highlights:

•	The Transaction (the “Transaction”): On September 27, 2013, the Company entered into the Subscription Agreement between China Life Insurance Company Limited and Sino-Ocean Land Holdings Limited (“Sino-Ocean”) (the “Subscription Agreement”) with Sino-Ocean, pursuant to which the Company agreed to subscribe for a total of 635,941,967 non-publicly issued shares of Sino-Ocean at the subscription price of HK$4.74 per share (the “Subscription”).

•	Investment Risk Highlights: The principal risks related to the Subscription include approval-related risk, market risk, industry risk and operational risk.

•	The completion of the Subscription is subject to the fulfillment of the conditions set out in the Subscription Agreement, including the approval by the independent shareholders of Sino-Ocean (the “Independent Shareholders”) at Sino-Ocean’s shareholders’ meeting.

I.	General Description of the Transaction

On August 28, 2013, the board of directors of the Company (the “Board”) reviewed and passed the relevant proposal at the ninth meeting of the fourth session of the Board, and approved the Company’s subscription of non-publicly issued shares of Sino-Ocean. On September 27, 2013, the Company entered into the Subscription Agreement with Sino-Ocean. Pursuant to the Subscription Agreement, the Company agreed to subscribe for a total of 635,941,967 non-publicly issued shares at the subscription price of HK$4.74 per share (the “Subscription Shares”). After the completion of this Subscription, the Company will hold 2,089,600,926 shares of Sino-Ocean, representing 29.00% of the issued share capital of Sino-Ocean. The completion of the Subscription is subject to the fulfillment of the conditions set out in the Subscription Agreement, including the approval by the Independent Shareholders of Sino-Ocean at Sino-Ocean’s shareholders’ meeting.

According to the Listing Rules of the Shanghai Stock Exchange, Guidance on the Implementation of Related Party Transactions for Companies Listed on the Shanghai Stock Exchange, Interim Measures on the Administration of Related Party Transactions for Insurance Companies, and relevant provisions under other laws, regulations, departmental rules and normative documents, because Mr. Yang Zheng, Chief Financial Officer of the Company, is serving as a director of Sino-Ocean, Sino-Ocean constitutes a related party of the Company, and this Transaction constitutes a related party transaction of the Company.

Commission File Number 001-31914

II.	Introduction of the Related Party

Sino-Ocean was incorporated as a limited liability company in Hong Kong on March 12, 2007 in accordance with the laws of Hong Kong, and its shares are listed on the Main Board of the Stock Exchange of Hong Kong (the “Hong Kong Stock Exchange”). The principal business of Sino-Ocean comprises investment holding and other businesses within the People’s Republic of China, such as investment holding, property development and property investment. Prior to this Subscription, the Company held 1,453,658,959 shares, representing approximately 24.71% of the issued share capital of Sino-Ocean.

The financial statements of Sino-Ocean for the year of 2012 were audited by PricewaterhouseCoopers. As at December 31, 2012, the total assets of Sino-Ocean was RMB128,304,576,000, and the net assets of Sino-Ocean was RMB42,046,238,000. In the year of 2012, the total revenues of Sino-Ocean was RMB28,657,796,000, and the net profit of Sino-Ocean was 3,987,309,000. In the last three years, Sino-Ocean has maintained stable operating conditions, sound internal organization, and excellent corporate governance.

III.	Key Terms of the Related Party Transaction

On September 27, 2013, the Company and Sino-Ocean entered into the Subscription Agreement, the key terms of which are as follows:

1. Number of Subscription Shares: 635,941,967

2. The Subscription Price (the “Subscription Price”): HK$4.74 per share. The Subscription Price was negotiated on an arm’s length basis between the Company and Sino-Ocean, with reference to the recent market price of the shares of Sino-Ocean on the Hong Kong Stock Exchange.

3. Method of Payment: The aggregate Subscription Price will be payable by the Company in its equivalent U.S. dollar, calculated based upon the average rate of the mid-exchange rates quoted by HSBC and Bank of China (Hong Kong) Limited on the business day before the completion date of the Subscription (the “Completion Date”).

4. Lock-up Period: A two-year period commencing on the Completion Date; provided that the Company will not be prohibited from transferring the Subscription Shares to any of its wholly-owned subsidiaries.

5. Appointment of Executive Director and Senior Management: Prior to this Subscription, the Company has nominated two (2) persons to serve as non-executive directors of Sino-Ocean. Pursuant to the Subscription Agreement, after the completion of this Subscription, and as long as the Company holds no less than 24% of the issued share capital of Sino-Ocean, the Company is entitled to nominate one (1) executive director to the Board of Directors of Sino-Ocean, and to nominate one (1) member to the senior management.

6. Conditions of the Subscription: The completion of the Subscription is subject to the fulfillment of the conditions set out in the Subscription Agreement, including the approval by the Independent Shareholders of Sino-Ocean at Sino-Ocean’s shareholders’ meeting; the Stock Exchange having granted listing of and permission to deal in the Subscription Shares; and there not having occurred any material adverse change in the financial or operational conditions of Sino-Ocean.

Commission File Number 001-31914

7. Other Matters: If the conditions set out above are not fulfilled or waived on or before November 27, 2013 (or such later date as may be agreed between the parties), the obligations and liabilities of the Company and Sino-Ocean in relation to the Subscription Agreement will (subject to limited exceptions) be terminated. The Subscription shall be completed on the second business day following the date on which all conditions precedent mentioned above are fulfilled, or such other date as the Company and Sino-Ocean may agree.

IV.	Impact of the Transaction on the Company

The Subscription will strengthen our position as the largest shareholder of Sino-Ocean, and further our strategic partnership with Sino-Ocean. In addition, the Subscription will improve the governance structure of Sino-Ocean, strengthen its risk-resisting capabilities, and benefit its sustainable development; as a result, the Subscription will help lower the Company’s investment risk in Sino-Ocean and enhance long-term equity investment value.

The Subscription is part of the Company’s regular investment activities, and was conducted in accordance with the market principles of fairness, equality and openness, and priced at fair market value. The Subscription does not have any adverse effect on the interests or the independence of the Company.

V.	Analysis of Investment Risks

1.	Approval-related risk.

The successful completion of this Subscription is subject to the approval of Sino-Ocean’s Independent Shareholders at the shareholders’ meeting, and there is a risk that such approval may not be obtained.

2.	Market risk.

The most significant risk of investing in a listed company is the volatility of its share price. Any changes in the economic situation, macroeconomic adjustment policies, market sentiment, operation of the listed company and other factors may cause fluctuations in its share price.

3.	Industry risk.

The real estate industry has significant cyclical fluctuations, and is highly demand-driven and policy-oriented. The future uncertainties in the real estate industry may affect the operational results and share price of Sino-Ocean.

4.	Operational risk of Sino-Ocean.

In the future, if Sino-Ocean fails to adopt business strategies that are responsive to policy and market changes, the operational results of Sino-Ocean may not meet our expectations, and the investment risk of the Company may also increase.

The Company will pay close attention to the risks mentioned above, and take proactive measures in accordance with its relevant rules on investment risks management.

VI.	Procedures of Review

1. The ninth meeting of the fourth session of the Board reviewed and approved the relevant proposal, approved the subscription of the non-publicly issued shares of Sino-Ocean by the Company, and authorized the management of the Company to organize and work on matters relating to this investment.

Commission File Number 001-31914

2. All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; there is no harm to the interest of the Company or to the rights of the independent shareholders; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VII.	Documents Available for Review

1.	Resolution of the ninth meeting of the fourth session of the Board;

2.	Prior consenting opinion and independent opinion by independent directors on the Transaction; and

3.	The Subscription Agreement.

Board of Directors

China Life Insurance Company Limited

September 27, 2013